FEDERATED EQUITY FUNDS

4000 Ericsson Drive

Warrendale, PA 15086-7561

December 21, 2011

EDGAR Operations Branch

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, Northwest

Washington, DC 20549

RE: FEDERATED EQUITY FUNDS (the “Trust”)

Federated Market Opportunity Fund

Class A Shares

Class B Shares

Class C Shares

Institutional Shares

1933 Act File No. 2-91090

1940 Act File No. 811-4017

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on December 9, 2011 regarding the 485(a) filing made on October 28, 2011. The following responses have been discussed orally with the Trust’s examiner, John Grzeskiewicz.

1.    In response to your first comment under the section “Risk/Return Summary: Fees and Expenses”, regarding the Acquired Fund Fees and Expenses, Acquired Fund Fees and Expenses are allocated on a fund basis and therefore these expenses will not vary by share class. For the prospectus issued as of December 31, 2011 the Acquired Fund Fees and Expenses listed in the fee table will be 0.13%.

2.    In response to your second comment under the same section regarding whether or not the revised strategy will involve an increase of expenses, we do not anticipate an increase in fund expenses as a result of the revised strategy. However, we note that the expenses of this fund are driven in part by the market environment. During years in which the fund engages in a significant amount of short selling, expenses associated with short selling will be higher thereby increasing overall fund expenses. Specifically, shorting expenses will vary based upon the cost to borrow shorted securities (i.e. the level of difficulty in obtaining the securities to be shorted) and the level of dividend payments to be made on shorted securities.

3.    In response to your third comment under the same section regarding separating footnote 1 into two separate footnotes, we will take this comment under advisement for future consideration. Federated wishes to maintain consistency across its product lines with respect to its fee table disclosure and therefore this fund will continue to have a single footnote at this time. The date in the footnote has been revised to December 31, 2012 for the prospectus to be issued as of December 31, 2011.

4.    In response to your fourth comment under the same section regarding the “Example”, the expenses are calculated based upon gross expenses and therefore do not reflect fee waivers.

5.    In response to your comments under the section “What are the Main Risks of Investing in the Fund?” in the Summary Prospectus, we believe that the current disclosure for “Risk of Investing in Gold Bullion” adequately addresses the risks associated with investing in gold bullion.

6.    In response to your comments under the Average “Annual Total Return Table” in the Summary Prospectus regarding whether the Merrill Lynch 91-Day Treasury Bill Index is an appropriate index to be used for comparison purposes, we note that the investment objective of this fund is to provide absolute (positive) returns with low correlation to the U.S. equity market. Therefore, the Fund’s adviser believes that, as an indicator of total return, the Merrill Lynch 91-day Treasury Bill Index is an appropriate index in which to compare the Fund’s performance. The Merrill Lynch 91-day Treasury Bill Index is listed first as the Fund’s adviser believes this index is the most appropriate market index for comparison purposes.

7.    In response to your comment under the section “What are the Fund’s Investment Strategies”, the language “The Adviser believes that” will be added to the beginning of the sentence “these inefficiencies can cause substantially mispriced securities.”

If you have any questions, please contact me at (412) 288-7420.

Very truly yours,

/s/ Sheryl L. MaCall

Sheryl L. McCall

Paralegal